Simpson Thacher & Bartlett LLP
900 G STREET, N.W. WASHINGTON, DC 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number +1-202-636-5592	E-mail Address steven.grigoriou@stblaw.com

December 12, 2022

VIA EDGAR

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AG Twin Brook Capital Income Fund

Registration Statement on Form N-2

File No. 333-268405

Dear Ms. Rossotto:

On behalf of AG Twin Brook Capital Income Fund (the “Fund”), which has notified the Securities and Exchange Commission (the “Commission”) of its intent to file a notification of election to be regulated as a business development company (“BDC”), we transmit via EDGAR (as defined below) for confidential submission the Fund’s responses to comments received by telephone from the staff (the “Staff”) of the Commission on December 6, 2022, relating to the Fund’s registration statement for common shares of the Fund on Form N-2, initially filed with the Commission on November 16, 2022 (the “Registration Statement” or “Prospectus”) pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. The Fund previously submitted draft registration statements to the Commission on March 2, 2022, June 1, 2022 and August 19, 2022 for confidential non-public review pursuant to the JOBS Act.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement, unless otherwise stated. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	–2–	December 12, 2022

Staff Comments to Registration Statement

1.

Comment: Please revise disclosure in the registration statement to state that the payment of tendered shares in any tender offer will be made within five business days after the last day that shareholders may tender into the tender offer.

Response: The Fund acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

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Please do not hesitate to call me at (202) 636-5592 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Jay Williamson, Securities and Exchange Commission

Tony Burak, Securities and Exchange Commission

Jenny B. Neslin, AG Twin Brook Capital Income Fund

Steven Grigoriou, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP

Melissa Tuarez Herr, Simpson Thacher & Bartlett LLP

Hadley Dryland, Simpson Thacher & Bartlett LLP